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 January 17, 2018

VIA EDGAR AND HAND DELIVERY

Ms. Suzanne Hayes
Assistant Director

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, D.C. 20549

Re:	Sol-Gel Technologies Ltd.

Amendment No. 3 to Registration Statement on Form F-1

Filed December 29, 2017

File No. 333-220234

Dear Ms. Hayes:

On behalf of Sol-Gel Technologies Ltd. (the “Company”), we are transmitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 12, 2018 with respect to Amendment No. 3 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed on December 29, 2017. The bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s response. For the Staff’s convenience, we are also sending, by courier, copies of this letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Collaboration Agreements, page 68

1.	We note that on August 22, 2017, you received an in-process research and development product candidate from a related party together with an agreement with a third party for the development, manufacturing, and commercialization of the product. Please expand your disclosure, here and elsewhere, to identify the product and collaborative partner. Additionally, disclose the material terms of the agreement, such as the duration, termination provisions, and each party’s rights and obligations. File the agreement as an exhibit or provide an analysis supporting your determination that you are not required to file it pursuant to Item 601(b)(10) of Regulation S-K.

January 17, 2018 Page 2

Response: The Company acknowledges the Staff’s comment and will disclose the material rights and obligations under the agreement in a subsequent amendment. The Company respectfully advises the Staff that it will also disclose in a subsequent amendment that the collaborative partner is Perrigo UK Finco Limited Partnership (“Perrigo”) and that the agreement (the “2017 Perrigo Agreement”) relates to the development of a generic product candidate.

The Company respectfully submits that it is not required to file the 2017 Perrigo Agreement. Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant.” Accordingly, for contracts outside the ordinary course, the appropriate standard is whether the contract is material.

However, under Item 601(b)(10)(ii), registrants need not file a contract if “the contract is such as ordinarily accompanies the kind of business conducted by the registrant,” unless it falls into one or more of the categories specified therein.

We would note that the 2017 Perrigo Agreement is one that ordinarily accompanies the business of the Company, and therefore only needs to be filed if within one of the specified categories referred to in Item 601(b)(10)(ii). The only relevant potential category is clause (B), which requires the filing of any contract “upon which the registrant’s business is substantially dependent.”

The Company’s business is not “substantially dependent” on the 2017 Perrigo Agreement. The Company does not view the generic product candidate being developed in collaboration with Perrigo UK under this agreement as material to its business, results of operations, prospects or financial condition. The Company does not expect to incur material expenses in the development of this generic product candidate in the future. In addition, the underwriters in the Company’s proposed initial public offering have not considered this generic product candidate or the existence of the 2017 Perrigo Agreement as a material factor in determining the Company’s preliminary valuation. Accordingly, because the Company is not “substantially dependent” on the 2017 Perrigo Agreement, such agreement is not required to be filed pursuant to Item 601(b)(10)(ii).

If you have any questions regarding the foregoing response, please do not hesitate to contact me by telephone at (212) 906-2916.

January 17, 2018 Page 3

Very truly yours,

/s/ Nathan Ajiashvili

Nathan Ajiashvili

of LATHAM & WATKINS LLP

cc:	Alon Seri-Levy, Chief Executive Officer, Sol-Gel Technologies Ltd.
Joshua Kiernan, Latham & Watkins LLP
Gene Kleinhendler, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.